Berylline Corporation



Annual Report
2018

Annual Report 2018

Throughout this document, mentions of Berylline refer to Berylline Corporation, a corporation formed on April 11, 2011 in Michigan (the "Company"). The Company's physical address is 419 Golf View Lane OU Inc., Rochester, MI 48309.

You may contact the Company by emailing beryllineinfo@gmail.com. This annual report is posted on the Company's website, www.beryllineusa.com. The Company may provide additional, occasional updates to investors via Netcapital.com.

This document was prepared with the help of Netcapital Systems, LLC ("Netcapital"). Netcapital has not taken any steps to verify the adequacy, accuracy, or completeness of any information. Neither Netcapital nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

Each investor should consult his or her own financial adviser, counsel, and accountant as to legal, tax, and related matters concerning his or her investment. The information in this Form is not meant to constitute such advice.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the merits of the offering, nor does it pass upon the accuracy or completeness of any offering, document or literature.

These securities were offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The information contained herein may include forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Table of Contents

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

Berylline Corporation ("Berylline" or "Company") is a corporation formed on April 11, 2011, in Michigan. The Company's physical address is 419 Golf View Lane, OU INC Rochester, MI 48309. The Company's web site may be accessed at www.beryllineusa.com.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

DENNIS DRESSER

Board positions with Berylline

Dates	Position	Principal Occupation
2011- Present	Member	President

Positions with Berylline

Dates	Position	Responsibilities
2011 - Present	President	Oversee organization's operations and implement the company's business plan.

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
1999 - Present	Dresser Industries, Inc	*Title*: President and CEO *Principal Business*: International Consulting Firm

Responsibilities: International business consulting, providing business opportunities to Asian companies wanting to expand in their presence in North America.

BRUCE WEBER

Board positions with Berylline

Dates	Position	Principal Occupation
2013 - Present	Member	Chief Financial Officer

Positions with Berylline

Dates	Position	Responsibilities
2013- Present	Chief Financial Officer	Manage Financial Reporting, Tax and Financing Activities.

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
2000 - Present	Wolverine Metal Stamping Inc. (Wolverine Corporation)	*Title*: CFO/Treasurer, member of the Board of Directors *Principal Business:* Precision Metal Forming *Responsibilities*: Manages Financial Reporting, Real Estate, Financing, Information Systems and Tax Activities.
1998- Present	Weber Properties, LLC	*Title:* Member *Principal Business:* Financial and Real Estate Consulting *Responsibilities:* Fractional CFO to multiple Companies.
1998- 2018	Island Villa Condominiums, LLC	*Title:* Member *Principal Business:* Real Estate Development & Management

		Responsibilities: Manage Condominium Development.
2000- Present	Clear Spring Properties, LLC	Title: Member Principal Business: Real Estate Development & Management Responsibilities: Manage Commercial Property.

DAVID NELSON

Board positions with Berylline

Dates	Position	Principal Occupation
2015 - Present	Member	Regional Sales and Promotion Activities

Positions with Berylline

Dates	Position	Responsibilities
2015- Present	Regional Sales Manager	Regional Sales and Promotion Activities in Florida.

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
2013- Present	Berkshire Hathaway HWWB	Title: Real Estate Sales Consultant Principal Business: Real Estate Responsibilities: Real Estate Sales Consultant

XUGANG LI

Board positions with Berylline

Dates	Position	Principal Occupation
2011- Present	Member	Chief Engineer

Positions with Berylline

Dates	Position	Responsibilities
2011- Present	Chief Engineer	Responsible for Berylline Product design and development, and manages company's international partnership and supply chain.

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
1998- 2019	General Motors LLC	*Title*: Senior Engineer *Principal Business*: Automotive Manufacture *Responsibilities*: Product Development, Manufacturing Process and Tooling Development.

MICHAEL DRESSER

Positions with Berylline

Dates	Position	Responsibilities
2011- Present	Sales and Marketing Manager	Responsible for planning and implementing sales, marketing and dealer development programs.

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
2018 - Present	J5 Creative, LLC	*Title*: Sales and Marketing Manager *Principal Business*: Trade Show Displays Specialty in Automotive Industries *Responsibilities*: Design Promotional Trade Show Exhibitions.
2017- Present	Rutkowski Law Firm	*Title*: Assistant Marketing Director *Principal Business*: Law

Responsibilities: New business development, advertising and promotion through social media.

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Xugang Li owns 550,000 shares of common stock, representing a voting power of 32.72%.

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

Berylline is a technology and manufacturing company specializing in small engine hybrid systems and personal transportation. Berylline's F2A is the industry's first Hybrid 3-Wheel Scooter targeting the leisure and local commuting market.

Independent market research in 2016 funded by the MEDC (Michigan Economic Development Corporation) indicates that there are seven major market segments for the F2A. Research suggested that the primary target is retirement communities located in warm coastal regions, such as The Villages, Del Webb, Ave Maria, Rancho Mirage, and a host of others. College campuses, KOA, and the tourist/rental markets have also been identified as opportunities. An independent research company, B E R L I N E Advertising Group, projects F2A annual sales should range from 5,767 to 11,534 units, which is based on 1-2% of the current motorcycle and golf cart annual sales volume in the United States.

Over the past 10 years, battery and hybrid technology have made significant advancements.. According to a BloombergNEF article on March 5, 2019: "In December 2018, BloombergNEF published the results of its ninth Battery Price Survey, a series that began in 2012 looking back at data from as early as 2010. The annual price survey has become an important benchmark in the industry and the fall in prices has been nothing short of remarkable: the volume weighted average battery pack fell 85% from 2010-18, reaching an average of $176/kWh." Berylline management team now believes that the transportation vehicle of the future will be powered (partially or fully) by electricity, however, the hybrid technology will still play strong role during the industry transition partially because the most current battery technology still cannot provide the same level of traditional petroleum power offers, especially in vehicle drive range.

As the result of advancements in technology, as well as the direct market and investor feedback, Berylline management has decided to invest in both electric driving vehicles and the plug-in hybrid technology. The hybrid technology will be applied to an existing golf cart. Berylline will be working with a new strategic partner in order to produce this all new golf cart by the end of 2019. The new hybrid golf cart has the distinct advantage of providing both electric and gasoline engine power. It will have 150 mile range on a single charge, and can seamlessly change between pure EV driving mode and hybrid driving mode. It can also provide household backup power in case of emergency. The company's long term strategy is to develop a future personal transportation platform, that can adopt new technology

such as autonomous driving technology. Berylline believes the new hybrid vehicle platform can be used in the global market similar to Renault Twizy or Eli Zero.

Berylline will also continue its effort to advance its 3 wheel maxi scooter development. Because of new battery technology development, as stated above, Berylline will focus on the lower cost of Li-Ion battery, utilize the chassis technology already developed in the F2A prototype, focus on an all new EV drivetrain design and complete a new electric powered only eF2A model by year end of 2019. The new eF2A will be very similar in design appearance, as the well accepted hybrid F2A. The new eF2A will have an 80 mile driving range with a top speed of 45MPH. Berylline plans to make a limited production quantity of 10 by the end of 2019. The other benefits of being electric power only scooter are: 1). Minimum EPA requirements which will enable Berylline to deliver the 3 wheel maxi scooter to the customer much sooner. 2). The scooter, with a minimum of a 4 KWh battery, will potentially qualify for the US federal incentive and tax credit similar to Zero motorcycle receives.

There are a number of other start-up companies targeting unique, personal transportation vehicles for recreation and daily commute, JUST LIKE US: such as Arcimoto, Electra Meccanica and Sondors. We have reviewed independent research on these companies to determine if their lessons and paths can be applied to Berylline. Companies like Arcimoto, for example, have achieved market values over $50 million with no revenues. Another example, Electra Meccanica, due to strong interest from both consumers and corporate buyers, has generated a market value over $200 million without generating revenues to date.

We analyzed comparable companies in order to understand how they are being valued in public markets, via acquisition premiums. Understanding the valuation metrics for other comparable companies translates directly to what Berylline is seeking to accomplish. We continuously review our long term strategy (5 to 7 years), to understand how we might be valued in the future. We believe that Berylline will begin hitting initial targeted revenues by the end of 2019. Together with our highly competitive and unique products, Berylline management believes that we can achieve a higher value than our pre-investment valuation of $5 million, which was provided by an independent financial appraiser. With revenues projected over $30 million within 5 years, a future corporation value of $50-$60 million is a conservative estimate.

5. How many employees does the Company currently have? (§ 227.201(e))

The Company does not currently have any employees, but does have 5 highly motivated officers working without pay.

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

1. If the Company is unable to raise additional capital on acceptable terms, it may be unable to complete research and development, obtain necessary regulatory approvals, or commercialize its products. The Company will require substantial future capital in order to continue to conduct the research and development, and regulatory activities necessary to bring its products to market. There can be no assurance that additional funding will be available on acceptable terms. Failure to satisfy our capital requirements will adversely affect the Company's business,

financial condition and results of operations because the Company would be left without the capital required to complete product development, obtain regulatory approvals, or establish sales, marketing and manufacturing capabilities.

2. Because the Company has a history of operating losses and expects to generate operating losses for the foreseeable future, it may not achieve profitability for some time, if at all. The Company is in an early stage of development and, therefore, has a limited history of operations.

3. The Company is faced with all of the risks associated with a company in the early stages of development. Such risks include, among other things, competition from well-established and well-capitalized companies and unanticipated development difficulties and risks associated with the need for regulatory approval from government regulatory bodies around the world. Because the Company is focused on product development, the Company has not generated any product revenues to date. The Company has incurred losses each year of its operations and expects to continue to incur losses for the foreseeable future.

4. The process of developing the Company's products requires significant research and testing, each of which is costly and does not result in revenues or profits. There can be no assurance that the Company will ever generate sufficient commercial sales or achieve profitability. Should this be the case, investors could lose their entire investment.

5. Your investment could be illiquid for a long time or may never become liquid. You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the shares or units you receive in the Netcapital offering. More importantly, there is no regular, established market for these shares or units and there may never be one. As a result, if you decide to sell these units in the future, you may not be able to find a buyer. While Netcapital currently offers a secondary transfer platform that may permit you to sell your shares to eligible buyers, there is no guarantee that you either will be able to sell your shares or units or sell them at prices that you may consider attractive or that this secondary trading platform will continue to be operated by Netcapital.   It is possible that the Company could be acquired at some point in the future or could conduct one or more offerings, public or private, that might provide liquidity to you. However, that may never happen or it may happen at a price that results in you losing money on this investment.

6. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

7. The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

8. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

9. Any forecasts we make about our operations may prove to be inaccurate. We must, among other things, determine appropriate risks, rewards, and level of investment in our product lines, respond to economic and market variables outside of our control, respond to competitive developments and continue to attract, retain, and motivate qualified employees. There can be no assurance that we will be successful in meeting these challenges and addressing such risks and the failure to do so could have a materially adverse effect on our business, results of operations, and financial condition. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in the early stages of development. As a result of these risks, challenges, and uncertainties, the value of your investment could be significantly reduced or completely lost.

10. Intense competition in the markets in which we compete could prevent us from generating or sustaining revenue growth and generating or maintaining profitability. Our business is competitive, and we expect it to become increasingly competitive in the future as more startups enter the industry. We may also face competition from large companies, any of which might have more capital than we have and launch its own business that competes with us.

11. Maintaining our reputation is critical to our ability to attract and retain clients, and our failure, or perceived failure, to appropriately operate our business or deal with matters that give rise to reputation risk may materially and adversely harm our business, prospects and results of operations. Our failure to deliver appropriate standards of service and quality could result in customer dissatisfaction, litigation and heightened regulatory scrutiny, all of which can lead to lost revenue, higher operating costs and harm to our reputation. Further, negative publicity regarding us, whether or not true, may be detrimental to our business.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Common Stock	1,681,093	444,165	Yes	N/A

Those investors that participated in our offering via Netcapital have given their voting rights to a custodian, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for investors pursuant to the custodian agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

Pre-Money valuation of $5 million was completed by an independent financial appraiser. Valuation report is available upon request. Future valuation will also need to be done by independent financial appraiser who compares similar companies with consideration of revenue of sales.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of Berylline, investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have a minority ownership in Berylline and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C.

77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
Ann Arbor Spark	$40,000	12.0%	August 6, 2016

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
10/2017	Common Stock	$204,554.20	Reg. CF Section 4(a)(6) and Reg. D Rule 506(c)	Product development

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

Does not apply.

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

Berylline was founded in 2011 by a small group of entrepreneurs; including a vehicle engineering expert, former President/CEO of a tier one automotive supplier and a CPA. Within the first year, using personal funds, and a lot of "sweat equity," the first three-wheel prototype motor scooter was completed in 2012. In total, $10,000 was spent to produce this first generation prototype vehicle.

There were very good reviews and feedback on the first vehicle. With the assistance of Oakland University and Automation Alley, a marketing study was commissioned to see if this interest had a viable market. The results were very positive, with a viable "niche" market. The primary target market for the Berylline PTV is retired individuals age 65 and over, mostly for recreational use. This finding was confirmed again in 2016 by BERLINE Marketing study, a MEDC sponsored independent marketing study. The BERLINE marketing study indicated annual sale projections between 5,700 to 11,500 units.

In 2013, Berylline successfully applied for a micro loan of $50,000 from MEDC Spark fund. In the summer of 2013, WanHu Industries agreed to invest $100,000, for a 10% ownership interest and assistance with hybrid technology. Later in 2013, a CFO of a tier one metals engineering company, who is also a CPA & CGMA (Chartered Global Management Accountant), invested $10,000 and joined the team, assisting in tax matters and financing.

In early 2013, Berylline planned to begin its second generation Hybrid 3 Wheel Scooter design and development work. Originally, Berylline was going to utilize an outside engineering company to perform the design and build of this second generation prototype hybrid 3 wheel scooter, but the quoted cost was more than 2 million dollars. Facing the challenges, the Berylline team decided to complete the engineering design and build this vehicle by ourselves. By the end of 2013, the Berylline team had completed the second generation prototype design and by year end of 2014, Berylline completed the build of its second generation prototype by our team.

Early 2015, two of the Berylline founders provided the company with a $50,000 line-of-credit, advancing $20,000 in 2015. With this funding, Berylline started its marketing campaign, kicked off its first public display at the International Motorcycle Show in Miami Beach, Florida in January 2015. In April 2015, Berylline rolled out its second generation prototype at Oakland University, Michigan with its partner OUINC. Several local TV stations and newspaper journalists attended the Michigan event. There was significant interest in the F2A and its hybrid capabilities. Later in 2015, a retired sales executive who "loved" Berylline's F2A, invested $100,000 and joined Berylline's management team. He is now responsible for Berylline's Florida market promotion and sales activities.

Berylline joined the Oakland University Incubator program, moving our office to the OUINC building on campus in order to work closely with the school and leverage the school's student talents. The advantages of working closely with OUINC have included accessing the University's network system and saving nearly 70% of Berylline's annual operating cost. Since Berylline joined the OUINC program, Berylline has participated with the school in utilizing the Michigan BAF(Business Accelerator Fund) through OUINC.

As discussed in the business plan section, Berylline is ready to commence completion of the eF2A model with a new electric power train. The company raised over $200,000 in funds through an offering completed in Q4 2018. With those funds, we paid some existing debt and plan to complete a prototype hybrid golf cart this summer and an electric eF2A model by the end of 2019. The electric 3 wheel scooter requires limited US Government regulatory approval and will potentially qualify for a US federal incentive and tax credit.

Berylline has an established dealer in central Florida and plans to take sales orders for both hybrid golf carts and eF2A electric 3 wheel scooters in Q3 2019, with delivery in early 2020. We project 2019 sales revenues of $100,000 to $250,000 commencing in Q4 2019.

The company recorded a net loss of $20,690 for the year ended December 31, 2018, as compared to a net loss of $14,836 for the year ended December 31, 2017. No revenues were recorded in either year.

Operating expenses amounted to $14,450 for the year ended December 31, 2018, as compared to operating expenses of $8,636 for the year ended December 31, 2017.

Interest expense amounted to $6,240 for the year ended December 31, 2018, as compared to interest expenses of $6,200 for the year ended December 31, 2017.

The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

Berylline has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

Berylline will file a report electronically with the SEC annually and post the report on its web site (www.beryllineusa.com) no later than 120 days after the end of each fiscal year covered by the report.

Berylline Corporation
A Michigan Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2018

Berylline Corporation

TABLE OF CONTENTS



To the Board of Directors of
Berylline Corporation
Rochester, Michigan

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Berylline Corporation (the "Company"), which comprise the balance sheet as of December 31, 2018, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
April 16, 2019

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Berylline Corporation
BALANCE SHEET (UNAUDITED)
As of December 31, 2018

ASSETS

Current Assets:		
Cash and cash equivalents	$	174,098
Prepaid expenses		2,026
Total Current Assets		176,124
Non-Current Asset:		
Property and equipment, net		526
Total Non-Current Asset		526
TOTAL ASSETS	$	176,650

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities:		
Accounts payable and accrued expenses	$	-
Accrued interest		13,996
Note payable		40,000
Total Current Liabilities		53,996
Stockholders' Equity (Deficit):		
Common stock, no par value, 1,681,093 shares authorized 1,281,035 shares issued and outstanding as of December 31, 2018		-
Additional paid-in capital		454,259
Accumulated deficit		(331,605)
Total Stockholders' Equity (Deficit)		122,654
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$	176,650

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

Berylline Corporation
STATEMENT OF OPERATIONS (UNAUDITED)
For the year ended December 31, 2018

Net revenues	$	-
Cost of net revenues		-
Gross profit		-
Operating Expenses:		
General and administrative		9,710
Sales and marketing		4,740
Total Operating Expenses		14,450
Loss from operations		(14,450)
Other Income/(Expense):		
Interest expense		(6,240)
Total Other Income/(Expense)		(6,240)
Net loss	$	(20,690)

Berylline Corporation
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
For the year ended December 31, 2018

| | Common Stock | | Additional Paid-In Capital | Accumulated Deficit | Total Stockholders' Equity (Deficit) |
	Number of Shares	Amount			
Balance at January 1, 2018	1,201,765	$ -	$ 231,554	$ (310,915)	$ (79,361)
Issuance of common stock - Reg CF	59,883	-	203,602	-	203,602
Conversion of notes payable	19,387	-	29,080	-	29,080
Offering costs	-	-	(9,977)	-	(9,977)
Net loss	-	-	-	(20,690)	(20,690)
Balance at December 31, 2018	1,281,035	$ -	$ 454,259	$ (331,605)	$ 122,654

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-4-

Berylline Corporation
STATEMENT OF CASH FLOWS (UNAUDITED)
For the year ended December 31, 2018

Cash Flows from Operating Activities

Net Loss	$	(20,690)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		629
Changes in operating assets and liabilities:		
Increase/ (Decrease) in accrued interest		6,238
Net Cash Used in Operating Activities		(13,823)

Cash Flows from Financing Activities

Repayment of related party notes payable		(7,100)
Proceeds from issuance of common stock		203,602
Offering cost		(9,977)
Net Cash Provided by Financing Activities		186,525

Net Change In Cash		172,702
Cash at Beginning of Period		1,396
Cash at End of Period	$	174,098

Supplemental Disclosure of Cash Flow Information:

Cash paid for interest	$	-
Cash paid for income taxes	$	-

Supplemental Disclosure of Non-Cash Financing Activities:

Conversion of convertible notes payable to common stock	$	29,080

Berylline Corporation
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2018 and for the year then ended

NOTE 1: NATURE OF OPERATIONS

Berylline Corporation (the "Company") was initially organized as a limited liability company (Berylline LLC) on April 11, 2011 and was then converted to a corporation on July 15, 2013, under the laws of Michigan. The Company was formed with the purpose of designing and manufacturing 3-wheeled hybrid motor scooters for dealer distribution.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company's plans or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2018, the Company's cash balances did not exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. There is currently one capitalized asset with a useful life of 5 years. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable, and writes the assets down as necessary. Depreciation on property and equipment was $629 for the year ended December 31, 2018. The Company's property and equipment consisted of the following as of December 31, 2018:

	2018
Vehicle trailer	$ 3,147
Less: accumulated depreciation	(2,621)
Property and equipment, net	$ 526

Sales & Marketing

Sales and marketing costs are expensed as incurred. Total expenses related to sales and marketing was $4,740 for the year ended December 31, 2018.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $0 for the year ended December 31, 2018.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company had net operating loss carryforwards of $329,553 as of December 31, 2018. The Company pays Federal and Michigan income taxes and has used an effective blended rate of 25.7% to derive net deferred tax assets of $84,827 as of December 31, 2018, resulting from its net operating loss carryforwards and other temporary book to tax differences from tax basis to GAAP basis.

Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2033, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The Company calculated its 2018 deferred tax assets based on these newly enacted tax rates.

The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated revenues or profits, has sustained a net loss of $20,690 for the year ended December 31, 2018, and has an accumulated deficit of $331,605 as of December 31, 2018.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 4: STOCKHOLDERS' EQUITY (DEFICIT)

Capital Structure

Upon incorporation, the Company authorized 1,000,000 shares of common stock with no par value. The Company amended the articles of incorporation on July 22, 2015 to authorize a total of 1,201,765 shares of common stock with no par value. The Company amended the articles of incorporation in 2018 to authorize a total of 1,681,093 shares of common stock with no par value.

The Company has 1,281,035 shares of common stock issued and outstanding as of December 31, 2018.

See Note 7 regarding other potentially equity effecting arrangements outstanding, including dilution protections extended to a 10% shareholder.

Stock Issuances

During 2018, the Company conducted a Regulation Crowdfunding offering of its common stock at $3.40 per share. The Company issued 59,883 shares in this offering for gross proceeds of $203,602.

On December 31, 2018, the Company converted its related party convertible notes payable (as further discussed in Note 5) at a conversion price of $1.50 per share, resulting in the issuance of 19,387 shares of common stock.

NOTE 5: RELATED PARTY TRANSACTIONS

Notes Payable – Related Party

On December 30, 2017, the Company signed promissory notes to related party shareholders for cash consideration received, totaling $7,100. Each note bears interest of 6% per annum, and requires payment of accrued interest annually beginning on January 1, 2019, and continuing on the 1st day of each consecutive year thereafter until the note is paid in full. Each note matures on January 1, 2020. Principal and accrued interest is required to be paid in full upon maturity, unless both the lender and the Company agree to extend the term of the note. The Company is permitted to pay all or any part of the principal and accrued interest at any time. The notes were repaid in full during 2018, resulting in a balance of $0 as of December 31, 2018. No interest was incurred nor paid.

Convertible Note Payable – Related Party

On January 9, 2015, the Company entered into a convertible promissory note agreement with Clear Springs Properties, LLC ("Holder"), a company owned and operated by two shareholders of the Company. The principal amount of the note is $50,000; however, only $24,000 has been received by the Company and $26,000 of the borrowing remains undistributed. The note bears interest of 6% per annum and requires payment of accrued interest quarterly beginning on April 9, 2015 and continuing on the 9th day of each calendar quarter thereafter until the note is paid in full. The Company did not make the required quarterly payments of accrued interest during the years ended December 31, 2018, 2017, or 2016, and therefore was in default on the note terms. The note matured on January 9, 2018. Outstanding principal and accrued interest is required to be paid in full upon maturity, or at the Holder's election in the event of a qualified financing or sale of the Company prior to the maturity date. The note was secured against all assets and property of the Company.

At the election of the Holder, the principal and accrued but unpaid interest on the note is convertible to common stock of the Company at the greater of $1.50 per share or the per share price paid by investors in the event of a qualified financing event prior to the maturity date. If no qualified financing occurs, and the Holder elects at least 5 days prior to the maturity date, principal and accrued interest can be converted to common stock of the Company at $1.50 per share. In the event of a sale of the Company prior to repayment or conversion of the note, the Holder has the option to convert the principal and accrued interest to common stock of the Company at $1.50 per share. The Company analyzed the convertible note agreements for beneficial conversion features and concluded that the conversion terms do not constitute beneficial conversion features. Accordingly, no beneficial conversion feature discounts have been booked on these convertible notes payable.

The holder of the note elected to convert the outstanding principal balance of $24,000, together with accrued interest of $5,080, into 19,387 shares of common stock at a conversion rate of $1.50 per share. Therefore, no principal or accrued interest was due on this note as of December 31, 2018.

Interest expense on the convertible note to related party was $1,440 for the year ended December 31, 2018.

NOTE 6: NOTE PAYABLE

On August 6, 2013, the Company entered into a subordinated promissory note agreement with Ann Arbor SPARK, a Michigan nonprofit corporation. The principal amount of the note is $40,000. The note bears interest of 12% per annum and requires payment of accrued interest quarterly beginning on August 6, 2014 until the note is paid in full. The note initially matured on August 6, 2015; however, on May 7, 2015, the maturity date was extended to August 6, 2016. Principal and accrued interest is required to be paid in full upon maturity. The Company did not make the required quarterly payments of accrued interest through December 31, 2018, did not repay all principal and interest in full upon maturity, and therefore is in default on the note terms. Principal and accrued interest is also required to be paid in full if there is a change of control of the Company, if equity financing of greater than $1,000,000 is received, or on the date on which additional investment in the Company is first approved by the Michigan Pre-Seed Capital Fund, whichever occurs first.

The note is subordinate to all other Company indebtedness, defined as the principal and interest on and fees and other amounts payable with respect to all debt or obligations of the Company for borrowed money.

The note payable balance was $40,000 as of December 31, 2018, and the accrued interest balance related to the note were $13,996 as of December 31, 2018. Interest expense on the note payable was $4,800 for the year ended December 31, 2018. No principal payments have been made on the note as of December 31, 2018.

NOTE 7: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

Wanhu Agreement

On December 9, 2012, the Company entered into an agreement with Wanhu Electromechanical Co., Ltd. (Wanhoo), wherein Wanhoo invested $100,000 at phase 1 development in exchange for a 10% company share. Shares will be diluted along with other shares in the event of new investors. Per the agreement, Wanhoo is entitled to a 10% share of the Company's profit or loss, is guaranteed access to the Company's hybrid technology, and in general, is named the exclusive technology transferring party in China. As part of the agreement, the Company and Wanhoo are each committed to contributing $250,000 for phase 2 work, which is defined as work subsequent to the beginning of the design of the production model. As of December 31, 2018, phase 2 development has not yet begun.

Business Advisor Agreement

On October 24, 2015, the Company entered into a business advisor agreement. The business advisor assists the Company in preparing the funding package and offering document, and in other funding related tasks as deemed needed. In exchange, the Company awarded the business advisor 25,000 shares of the Company's common stock and reserved an additional 25,000 shares of common stock to be allocated upon the securing of funding of $2,000,000. Shares will be diluted along with other shares in the event of new investors. As of December 31, 2018, the condition to secure funding of $2,000,000 had not been met by the business advisor.

Business Partner Agreement

On June 1, 2015, the Company entered into a business partner agreement to recruit a lead engineer and director for hybrid technologies. In exchange for providing such services defined in the agreement, the Company is committed to compensating the lead engineer at $35 per hour plus 30 shares of the Company's common stock per hour up to a maximum of $10,000 cash. After the cash maximum is reached, the lead engineer will be compensated at 65 shares of common stock, and will be provided with a sign-on incentive of 20,000 shares of common stock after completing 400 hours of work. The total number of shares of the Company's common stock committed under this agreement is 50,000. Shares will be diluted along with other shares in the event of new investors. As of December 31, 2018, services have not been provided to the Company by the lead engineer, and no shares have been awarded under the agreement.

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. We adopted the new standard effective January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, "Leases" (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 9: SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through April 16, 2019, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.

Berylline Corporation

A Michigan Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2017 and 2016

Berylline Corporation

TABLE OF CONTENTS



To the Board of Directors of
Berylline Corporation
Rochester, Michigan

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Berylline Corporation (the "Company"), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
April 11, 2018

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Berylline Corporation
BALANCE SHEETS (UNAUDITED)
As of December 31, 2017 and 2016

	2017	2016
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 1,396	$ 1,433
Prepaid expenses	2,025	2,895
Total Current Assets	3,421	4,328
Property and equipment, net	1,154	1,783
TOTAL ASSETS	$ 4,575	$ 6,111
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current Liabilities:		
Accounts payable and accrued expenses	$ -	$ -
Accrued interest	12,836	6,636
Note payable	40,000	40,000
Total Current Liabilities	52,836	46,636
Non-Current Liabilities:		
Notes payable - related party	7,100	-
Convertible note payable - related party	24,000	24,000
Total Non-Current Liabilities	31,100	24,000
Total Liabilities	83,936	70,636
Stockholders' Equity (Deficit):		
Common stock, no par value, 1,201,765 shares authorized, 1,201,765 shares issued and outstanding as of December 31, 2017 and 2016, respectively.	-	-
Additional paid-in capital	231,554	231,554
Accumulated deficit	(310,915)	(296,079)
Total Stockholders' Equity (Deficit)	(79,361)	(64,525)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 4,575	$ 6,111

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

Berylline Corporation
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2017 and 2016

	2017	2016
Sales, net	$ -	$ -
Operating Expenses:		
General & administrative	5,597	9,135
Sales & marketing	200	4,888
Depreciation expense	629	629
Research & development	2,210	8,024
Total Operating Expenses	8,636	22,676
Loss from operations	(8,636)	(22,676)
Other Expenses:		
Interest expense	(6,200)	(5,796)
Total Other Expenses	(6,200)	(5,796)
Income Before Income Tax	(14,836)	(28,472)
Provision for (Benefit from) Income Tax	-	-
Net Loss	$ (14,836)	$ (28,472)

Berylline Corporation
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
For the years ended December 31, 2017 and 2016

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Number of Shares	Amount			
Balance at January 1, 2016	1,201,765	$ -	$ 231,554	$ (267,607)	$ (36,053)
Net loss	-	-	-	(28,472)	(28,472)
Balance at December 31, 2016	1,201,765	-	231,554	(296,079)	(64,525)
Net loss	-	-	-	(14,836)	(14,836)
Balance at December 31, 2017	1,201,765	$ -	$ 231,554	$ (310,915)	$ (79,361)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

Berylline Corporation
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2017 and 2016

	2017	2016
Cash Flows from Operating Activities		
Net Loss	$ (14,836)	$ (28,472)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	629	629
Changes in operating assets and liabilities:		
Decrease/(increase) in prepaid expenses	870	(882)
(Decrease) in unearned revenue	-	(100)
Increase in accrued interest	6,200	5,796
Net Cash Used in Operating Activities	(7,137)	(23,029)
Cash Flows from Investing Activities		
Net Cash Used in Investing Activities	-	-
Cash Flows from Financing Activities		
Proceeds from short-term notes payable	7,100	-
Net Cash Provided by Financing Activities	7,100	-
Net Change In Cash	(37)	(23,029)
Cash at Beginning of Period	1,433	24,462
Cash at End of Period	$ 1,396	$ 1,433
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ -	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part
of these financial statements.

Berylline Corporation
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2017 and 2016 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Berylline Corporation (the "Company") was initially organized as a limited liability company (Berylline LLC) on April 11, 2011 and was then converted to a corporation on July 15, 2013, under the laws of Michigan. The Company was formed with the purpose of designing and manufacturing 3-wheeled hybrid motor scooters for dealer distribution.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company's plans or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2017, and 2016, the Company's cash balances did not exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Berylline Corporation
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2017 and 2016 and for the years then ended

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. There is currently one capitalized asset with a useful life of 5 years. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable, and writes the assets down as necessary. Depreciation charges on property and equipment were $629 for the years ended December 31, 2017 and 2016. The Company's property and equipment consisted of the following as of December 31, 2017 and 2016:

	2017	2016
Vehicle trailer	$ 3,147	$ 3,147
Less: accumulated depreciation	(1,993)	(1,364)
Property and equipment, net	$ 1,154	$ 1,783

Sales & Marketing

Sales and marketing costs are expensed as incurred. Total expenses related to sales and marketing were $200 and $4,888 for the years ended December 31, 2017 and 2016, respectively.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $2,210 and $8,024 for the years ended December 31, 2017 and 2016, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company had net operating loss carryforwards of $131,567 and $117,850 as of December 31, 2017 and 2016, respectively. The Company pays Federal and Michigan income taxes and has used an effective blended rate of 38% to derive net tax assets of $101,110 and $100,067 as of December 31, 2017 and 2016, respectively, resulting from its net operating loss carryforwards, prototype costs that were capitalized for tax purposes but expensed for GAAP reporting, and other temporary book to tax differences from tax basis to GAAP basis.

Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2033, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (SAB 118), which allows us to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. Since the Tax Act was passed late in the fourth quarter of 2017, and ongoing guidance and accounting interpretation are expected over the next 12 months, we consider the accounting of the transition tax, deferred tax re-measurements, and other items to be incomplete due to the forthcoming guidance and our ongoing analysis of final year-end data and tax positions. We expect to complete our analysis within the measurement period in accordance with SAB 118.

The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated revenues or profits, has sustained net losses of $14,836 and $28,472 during the years ended December 31, 2017 and 2016, respectively, has an accumulated deficit of $310,915 and $296,079 as of December 31, 2017 and 2016, respectively, has current liabilities in excess of current assets by $49,415 as of December 31, 2017, and has limited available liquid assets as of December 31, 2017 with just $1,396 of cash available.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 4: STOCKHOLDERS' EQUITY (DEFICIT)

Capital Structure

Upon incorporation, the Company authorized 1,000,000 shares of common stock with no par value. The Company amended the articles of incorporation on July 22, 2015 to authorize a total of 1,201,765 shares of common stock with no par value. The Company has 1,201,765 shares of common stock issued and outstanding as of each December 31, 2017 and 2016. All issued and outstanding shares are fully vested as of December 31, 2017 and 2016.

See Note 7 regarding other potentially equity effecting arrangements outstanding, including dilution protections extended to a 10% shareholder.

NOTE 5: RELATED PARTY TRANSACTIONS

Notes Payable – Related Party

On December 30, 2017, the Company signed promissory notes to related party shareholders for cash consideration received, totaling $7,100. Each note bears interest of 6% per annum, and requires payment of accrued interest annually beginning on January 1, 2019, and continuing on the 1st day of each consecutive year thereafter until the note is paid in full. Each note matures on January 1, 2020. Principal and accrued interest is required to be paid in full upon maturity, unless both the lender and the Company agree to extend the term of the note. The Company is permitted to pay all or any part of the principal and accrued interest at any time.

The Company had notes payable to related parties of $7,100 and $0 as of December 31, 2017 and 2016, respectively, and accrued interest of $0 as of December 31, 2017 and 2016, related to the notes. There was no interest expense related to the notes for the years ended December 31, 2017 and December 31, 2016.

Berylline Corporation
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2017 and 2016 and for the years then ended

Convertible Note Payable – Related Party

On January 9, 2015, the Company entered into a convertible promissory note agreement with Clear Springs Properties, LLC ("Holder"), a company owned and operated by two shareholders of the Company. The principal amount of the note is $50,000; however, only $24,000 has been received by the Company and $26,000 of the borrowing remains undistributed. The note bears interest of 6% per annum and requires payment of accrued interest quarterly beginning on April 9, 2015 and continuing on the 9th day of each calendar quarter thereafter until the note is paid in full. The Company did not make the required quarterly payments of accrued interest during the years ended December 31, 2017 or 2016, and therefore is in default on the note terms. The note matures on January 9, 2018. Outstanding principal and accrued interest is required to be paid in full upon maturity, or at the Holder's election in the event of a qualified financing or sale of the Company prior to the maturity date. The note is secured against all assets and property of the Company.

At the election of the Holder, the principal and accrued but unpaid interest on the note is convertible to common stock of the Company at the greater of $1.50 per share or the per share price paid by investors in the event of a qualified financing event prior to the maturity date. If no qualified financing occurs, and the Holder elects at least 5 days prior to the maturity date, principal and accrued interest can be converted to common stock of the Company at $1.50 per share. In the event of a sale of the Company prior to repayment or conversion of the note, the Holder has the option to convert the principal and accrued interest to common stock of the Company at $1.50 per share. The Company analyzed the convertible note agreements for beneficial conversion features and concluded that the conversion terms do not constitute beneficial conversion features. Accordingly, no beneficial conversion feature discounts have been booked on these convertible notes payable.

The convertible note to related party balance was $24,000 as of each December 31, 2017 and 2016, and the accrued interest balances related to the note were $3,640 and $2,240 as of December 31, 2017 and 2016, respectively. Interest expense on the convertible note to related party was $1,400 for each of the years ended December 31, 2017 and 2016. No principal payments were made and no conversions of principal and accrued interest to common stock of the Company occurred as of December 31, 2017.

NOTE 6: NOTE PAYABLE

On August 6, 2013, the Company entered into a subordinated promissory note agreement with Ann Arbor SPARK, a Michigan nonprofit corporation. The principal amount of the note is $40,000. The note bears interest of 12% per annum and requires payment of accrued interest quarterly beginning on August 6, 2014 until the note is paid in full. The note initially matured on August 6, 2015; however, on May 7, 2015, the maturity date was extended to August 6, 2016. Principal and accrued interest is required to be paid in full upon maturity. The Company did not make the required quarterly payments of accrued interest during the years ended December 31, 2017 or 2016, did not repay all principal and interest in full upon maturity, and therefore is in default on the note terms. Principal and accrued interest is also required to be paid in full if there is a change of control of the Company, if equity financing of greater than $1,000,000 is received, or on the date on which additional investment in the Company is first approved by the Michigan Pre-Seed Capital Fund, whichever occurs first.

The note is subordinate to all other Company indebtedness, defined as the principal and interest on and fees and other amounts payable with respect to all debt or obligations of the Company for borrowed money.

The note payable balance was $40,000 as of each December 31, 2017 and 2016, and the accrued interest balances related to the note were $9,196 and $4,396 as of December 31, 2017 and 2016, respectively. Interest expense on the note payable was $4,800 and $4,396 for the years ended December 31, 2017 and 2016, respectively. No principal payments have been made on the note as of December 31, 2017.

NOTE 7: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

Wanhu Agreement

On December 9, 2012, the Company entered into an agreement with Wanhu Electromechanical Co., Ltd. (Wanhoo), wherein Wanhoo invested $100,000 at phase 1 development in exchange for a 10% company share. Shares will be diluted along with other shares in the event of new investors. Per the agreement, Wanhoo is entitled to a 10% share of the Company's profit or loss, is guaranteed access to the Company's hybrid technology, and in general, is named the exclusive technology transferring party in China. As part of the agreement, the Company and Wanhoo are each committed to contributing $250,000 for phase 2 work, which is defined as work subsequent to the beginning of the design of the production model. As of December 31, 2017, phase 2 development has not yet begun.

Business Advisor Agreement

On October 24, 2015, the Company entered into a business advisor agreement. The business advisor assists the Company in preparing the funding package and offering document, and in other funding related tasks as deemed needed. In exchange, the Company awarded the business advisor 25,000 shares of the Company's common stock and reserved an additional 25,000 shares of common stock to be allocated upon the securing of funding of $2,000,000. Shares will be diluted along with other shares in the event of new investors. As of December 31, 2017, the condition to secure funding of $2,000,000 had not been met by the business advisor.

Business Partner Agreement

On June 1, 2015, the Company entered into a business partner agreement to recruit a lead engineer and director for hybrid technologies. In exchange for providing such services defined in the agreement, the Company is committed to compensating the lead engineer at $35 per hour plus 30 shares of the Company's common stock per hour up to a maximum of $10,000 cash. After the cash maximum is reached, the lead engineer will be compensated at 65 shares of common stock, and will be provided with a sign-on incentive of 20,000 shares of common stock after completing 400 hours of work. The total number of shares of the Company's common stock committed under this agreement is 50,000. Shares will be diluted along with other shares in the event of new investors. As of December 31, 2017, services have not been provided to the Company by the lead engineer, and no shares have been awarded under the agreement.

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services.

In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. We expect to complete our evaluation in the second half of 2017 and intend to adopt the new standard effective January 1, 2018.

In June 2014, the FASB issued Accounting Standards Update 2014-12, "Compensation - Stock Compensation (Topic 718): Accounting for Share-Based Payments when the terms of an award provide that a performance target could be achieved after the requisite service period," ("ASU 2014-12"). Current U.S. GAAP does not contain explicit guidance on whether to treat a performance target that could be achieved after the requisite service period as a performance condition that affects vesting or as a nonvesting condition that affects the grant-date fair value of an award. The new guidance requires that a performance target that affects vesting and that could be achieved after the requisite service period is treated as a performance condition. As such, the performance target should not be reflected in estimating the grant-date fair value of the award. The updated guidance will be effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period. The adoption of this ASU did not have any impact on the Company's financial position, liquidity, or results of operations.

In February 2016, the FASB issued ASU 2016-02, "Leases" (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows" (Topic 230). This ASU is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. This ASU is effective for financial statements issued for fiscal years beginning after December 15, 2017. We do not believe the adoption of ASU 2016-15 will have a material impact on our financial position, results of operations or cash flows.

In November 2015, the FASB issued ASU 2015-17, "Balance Sheet Classification of Deferred Taxes". The new guidance eliminates the requirement to separate deferred income tax liabilities and assets into current and noncurrent amounts. The amendments will require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The updated guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those annual periods. The Company is in the process of evaluating this guidance.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 9: SUBSEQUENT EVENTS

Amended Articles of Incorporation

On March 20, 2018, the Company filed an amendment to the articles of incorporation, increasing the authorized common stock to 1,681,093 shares of common stock.

Management's Evaluation

Management has evaluated subsequent events through April 11, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.